Austrian

March 28, 2007

Ad-hoc Release

IMPLEMENTATION OF STOCK OPTION PLAN OF AUSTRIAN AIRLINES ÖSTERREICHISCHE LUFTVERKEHRS AG FOR BOARD OF MANAGEMENT, MANAGING DIRECTORS AND EXECUTIVE EMPLOYEES OF THE AUSTRIAN AIRLINES GROUP

In the Supervisory Board meeting to take place on 25 April 2007 a decision for a new stock option plan ("SOP 2007") applicable for Board of Management members, managing directors and executive employees of Austrian Airlines and its most important subsidiaries should be taken. The stock options to be granted on the basis of SOP 2007 are to be directly linked to the net profit of Austrian Airlines Group (EPS or Earnings per share) and to the success of the Austrian Airlines stock price on the stock exchange. A report of the Board of Management and Supervisory Board, meeting the requirements of section 95, para. 6 in connection with section 159, para. 2, line 3 of the Stock Corporation Act, will be published in the "Amtsblatt zur Wiener Zeitung" on March 28th 2007. It is planned to address this issue at the General Meeting of Shareholders.

Dr. Prisca Havranek-Kosicek, Investor Relations, Austrian Airlines, Tel.: +43 (0) 5 1766 - 3311, Fax: +43 (0) 5 1766 3333, e-mail: prisca.havranek-kosicek@austrian.com

Rückfragehinweis / For further information: Konzernkommunikation / Corporate Communications - AUSTRIAN AIRLINES GROUP : Livia DANDREA-BÖHM / Johann JURCEKA / Patricia STRAMPFER Tel: +43 (0) 51766 1231 / Fax: +43 (0) 1 688 65 26, mailto:livia.dandrea@austrian.com / mailto:johann.jurceka@austrian.com / mailto:patricia.strampfer@austrian.com, www.austrian.com

Eigentümer, Herausgeber, Vervielfältiger: Austrian Airlines, Österreichische Luftverkehrs AG, Bereich Konzernkommunikation / Corporate Communications Division of the Austrian Airlines Group, A-1107 Vienna, Fontanastrasse 1, P.O.Box 50, Tel: +43 (0) 51766, mailto:public.relations@austrian.com

ad-07-06e (Stock Option Plan).doc